UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*

               American Real Estate Partners, L.P.
                        (Name of Issuer)

   Depositary Units Representing Limited Partnership Interests
                 (Title of Class of Securities)

                           029169 10 9
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         April 12, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          High Coast Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               11,689,896

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               11,689,896

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,689,896

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          45.5%

14   TYPE OF REPORTING PERSON*
          PN

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          American Property Investors, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               11,689,896

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               11,689,896

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,689,896

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /x/
          Excludes all depositary units owned of record by API Nominee
          Corp.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          45.5%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carl C. Icahn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               11,689,896

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               11,689,896

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,689,896

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /x/
          Excludes all depositary units owned of record by API Nominee
          Corp.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          45.5%

14   TYPE OF REPORTING PERSON*
          IN

                     SCHEDULE 13D - Amendment No. 8

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware Corporation, Carl C. Icahn, a citizen of the United States of America, Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), Icahn Capital Corporation, a Delaware corporation and Icahn Holding Corporation, a Delaware corporation ("IHC"), as amended by Amendment No. 1 dated November 16, 1990, Amendment No. 2 dated March 19, 1992, Amendment No. 3 dated March 18, 1993, Amendment No. 4 dated May 13, 1993, Amendment No. 5 dated March 24, 1994, Amendment No. 6 dated July 28, 1994 and Amendment No. 7 dated July 29, 1994 is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Icahn Group's prior statements on Schedule 13D.

Item 2.   Identity and Background

          Item 2 is hereby amended and restated as follows:

          The persons filing this statement are High Coast Limited Partnership, a Delaware limited partnership ("High Coast"), American Property Investors, Inc., a Delaware corporation ("API") and Carl C. Icahn, a citizen of the United States of America ("Icahn" and collectively with High Coast and API, "Registrants"). The principal business address and the address of the principal office of each of High Coast and API is 90 South Bedford Road, Mount Kisco, New York 10549. The principal business address and the address of the principal office of Mr. Icahn is 100 South Bedford Road, Mount Kisco, New York 10549.

          API is the general partner of High Coast and the general partner of American Real Estate Partners, L.P. ("AREP"). Mr. Icahn is the sole stockholder, Chairman of the Board and a Director of API. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

          Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

          High Coast is primarily engaged in the business of holding depositary units representing limited partner interests in AREP. API is primarily engaged in the business of acting as general partner of each of High Coast and AREP, and in such capacity, API conducts the business of each of High Coast and AREP. Mr. Icahn's present principal occupation or employment is acting as Chairman of the Board of ACF.

          The name, present principal occupation or employment and business address of each director and executive officer of API is set forth on Schedule A attached hereto.

          Neither High Coast, API, Mr. Icahn nor any director or executive officer of API has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended to add the following:

          The aggregate purchase price of the 10,324,128 depositary units representing limited partner interests in AREP (the "Depositary Units") purchased by High Coast is $77,430,960.00. The source of funds for the Depositary Units is contributions by each of ACF, a limited partner of High Coast and Tortoise Corp., a New York corporation and a limited partner of High Coast ("Tortoise").

Item 4.   Purpose of Transaction

          Item 4 is hereby amended to add the following:

          On February 22, 1995, AREP filed Amendment No. 5 to its registration statement on Form S-3 with the SEC (the "Registration Statement") in connection with its proposed rights offering. Pursuant to the Registration Statement, AREP issued to holders of record of Depositary Units as of the close of business on February 24, 1995 (the "Record Date") one transferable subscription right (each, a "Right") for each seven Depositary Units held. Each Right entitled the holder thereof (the "Rights Holder") to purchase the following securities: (i) six Depositary Units and
(ii) one 5% cumulative pay-in-kind redeemable preferred unit representing a limited partner interest in AREP (the "Preferred Units"). The right of a Rights Holder to acquire six Depositary Units and one Preferred Unit is referred to as a "Basic Subscription Right." Where less than all of the Basic Subscription Rights are exercised, each exercising Rights Holder was entitled to subscribe for all or any portion of the Depositary Units and Preferred Units which were not otherwise subscribed for by other Rights Holders (the "Over-Subscription Privilege").

          Prior to the rights offering, Registrants held 1,365,768 Depositary Units. Through the exercise of its Basic Subscription Rights, Registrants subscribed for and purchased 1,170,660 Depositary Units and
195,110 Preferred Units.   Pursuant to the Subscription Guaranty Agreement
dated February 22, 1995, Registrants purchased an additional 9,153,468 Depositary Units and 1,525,578 Preferred Units.

          Registrants have acquired the Depositary Units for investment purposes and to provide additional capital for AREP. Registrants may acquire additional Depositary Units as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Registrants also reserve the right to dispose of some or all of their Depositary Units in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.   Interest in Securities of the Issuer

          Item 5(a) is hereby amended and restated as follows:

          (a) As of the close of business on April 12, 1995, Registrants may be deemed to beneficially own in the aggregate 11,689,896 Depositary Units, representing approximately 45.5% of AREP's outstanding Depositary Units. High Coast is the direct beneficial owner of such Depositary Units.

          API (by virtue of its relationship to High Coast, as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Depositary Units which High Coast directly beneficially owns. API disclaims beneficial ownership of the Depositary Units for all other purposes.

          Mr. Icahn (by virtue of his relationship to the other
Registrants, as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Depositary Units which High Coast directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Depositary Units for all other purposes.

          Registrants may be deemed to beneficially own the Depositary Units held of record by API Nominee Corp. but Registrants disclaim beneficial ownership of all such Depositary Units.

          To the best of Registrants' knowledge, except as set forth herein, none of the directors nor executive officers of API beneficially owns any Depositary Units, with the exception of William A. Leidesdorf who beneficially owns 7,000 Depository Units.

          Item 5(b) is hereby amended and restated as follows:

          (b) High Coast has the sole power to vote or to direct the vote and to dispose or to direct the disposition of Depositary Units which it directly beneficially owns. Each of API and Mr. Icahn may be deemed to share with High Coast the power to vote or to direct the vote and to dispose or to direct the disposition of Depositary Units which High Coast directly beneficially owns.

          Item 5(c) is hereby amended and restated as follows:

          On March 24, 1995, API transferred all of the Depository Units it owned to High Coast.

          The following table sets forth all purchases with respect to the Depositary Units effected during the past sixty (60) days by the persons named in Item 5(a) above. Each transaction set forth below reflects a purchase by High Coast effected in accordance with the Registration Statement.


                         PRICE PER                     NUMBER OF
TRANSACTION DATE         DEPOSITARY UNIT ($)           DEPOSITARY UNITS

3/27/95                  $7.50                         1,170,660

4/12/95                  $7.50                         9,153,468


          Item 5(d) is hereby amended and restated as follows:

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Depositary Units which Registrants may be deemed to beneficially own.

          Item 5(e) is hereby amended and restated as follows:

          (e) On March 23, 1995, Unicorn transferred all of the Depositary Units directly owned by it to Chelonian Corp., a New York corporation, which transferred the Depositary Units to Tortoise, which transferred the Depositary Units to High Coast. As a result of such transfers, the following entities ceased to be beneficial owners of more than five percent of the Depository Units on March 23, 1995: Unicorn, ACF, ACF Industries Holding Corp., a Delaware corporation, Highcrest Investors Corp., a Delaware corporation and IHC.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Item 6 is hereby amended to add the following:

          Registrants are party to an Amended Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, with respect to the filing of this statement and amendments thereto.

          High Coast intends to pledge the Depositary Units it owns as collateral for a loan to be made by a lender to Tortoise.

          In consideration of the subscription guaranty granted pursuant to the Subscription Guaranty Agreement, High Coast has been granted two demand and unlimited piggyback registration rights with respect to the Depositary Units.

          Under Section 10(a) of Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of AREP, dated as of February 22, 1995 (the "Partnership Agreement"), if a distribution is not declared and made to the record holders of Preferred Units of AREP on any two Payment Dates (as defined in the Partnership Agreement), the record holders of more than fifty percent of all outstanding Preferred Units, including API, voting as a class, shall be entitled to appoint two nominees for election to the Board of Directors of API. Pursuant to a letter agreement dated February 24, 1995, a copy of which is attached hereto as Exhibit 2 and which is hereby incorporated by reference, Mr. Icahn has agreed, as the sole shareholder of API, to elect the two nominees selected by such record holders to the Board of Directors of API.

Item 7.   Material to Be Filed as Exhibits

          Item 7 is hereby amended to add the following:

          Exhibit 1      Amended Joint Filing Agreement, dated April 12,
                         1995

          Exhibit 2      Letter Agreement dated February 24, 1995

                               Schedule A


               Name, Business Address and Principal
               Occupation or Employment of Each Executive
               Officer and Director of American Property
               Investors, Inc. ("API")
               ------------------------------------------

          The following sets forth the name, business address and principal occupation or employment of each executive officer and director of API. Each such person is a citizen of the United States of America. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the executive officers or directors of API owns any Depositary Units of American Real Estate Partners, L.P.


NAME                     BUSINESS ADDRESS              POSITION
- -----------------        ---------------------         ------------------

Carl C. Icahn            100 South Bedford Rd.         Chairman of the
                         Mount Kisco, N.Y. 10549       Board and Director

Alfred D. Kingsley       Greenway Partners, L.P.       Director
                         277 Park Avenue, 27th Fl.
                         New York, N.Y.  10017

William A. Leidesdorf    RFG Financial                 Director
                         767 Fifth Avenue, 28th Fl.
                         New York, N.Y.  10153

Jack G. Wasserman        Wasserman Schneider & Babb    Director
                         90 John Street, 7th Fl.
                         New York, N.Y.  10038

Mark H. Rachesky         100 South Bedford Rd.         Director and Vice
                         Mount Kisco, N.Y.  10549      President

John P. Saldarelli       90 South Bedford Rd.          Vice President,
                         Mount Kisco, N.Y.  10549      Secretary and
                                                       Treasurer

Henry J. Gerard          90 South Bedford Rd.          Vice President and
                         Mount Kisco, N.Y.  10549      Controller

Martin L. Hirsch         90 South Bedford Rd.          Vice President
                         Mount Kisco, N.Y.  10549

                               SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.


Dated: April 12, 1995


                                   HIGH COAST LIMITED PARTNERSHIP

                                   By: American Property Investors, Inc.
                                   Its: General Partner



                                   By: /s/ Mark Rachesky
                                             Mark Rachesky
                                             Vice President


                                   AMERICAN PROPERTY INVESTORS



                                   By: /s/ Marc Rachesky
                                             Mark Rachesky
                                             Vice President


                                   CARL C. ICAHN



                                   /s/ Carl C. Icahn

                                   [Signature Page for AREP 13D]